SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Akumin Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

01021F109

(CUSIP Number)

SCW Capital Management, LP

3131 Turtle Creek Blvd, Suite 302

Dallas, Texas 75219

(214) 756-6039

with a copy to:

Taylor H. Wilson, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01021F109

1	NAME OF REPORTING PERSONS SCW Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,399,604*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,399,604*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,399,604*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%**
14	TYPE OF REPORTING PERSON PN

*

Includes (1) 6,231,315 shares of Common Stock of the Issuer held directly by SCW Capital, LP, (2) 3,167,742 shares of Common Stock of the Issuer held directly by SCW Capital QP, LP, and (3) 2,000,547 shares of Common Stock of the Issuer held directly by SCW Single-Asset Partnership, LP. SCW Capital Management, LP is the investment manager to each of SCW Capital, LP, SCW Capital QP, LP, and SCW Single-Asset Partnership, LP.

**

This calculation is based on 89,661,513 shares of Common Stock of the Issuer outstanding as of November 7, 2022, as disclosed in the Issuer’s Form 10-Q, filed with the SEC on November 9, 2022, for the quarterly period ended September 30, 2022.

CUSIP No. 01021F109

1	NAME OF REPORTING PERSONS SCW Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,231,315
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,231,315

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,231,315
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%*
14	TYPE OF REPORTING PERSON PN

*

This calculation is based on 89,661,513 shares of Common Stock of the Issuer outstanding as of November 7, 2022, as disclosed in the Issuer’s Form 10-Q, filed with the SEC on November 9, 2022, for the quarterly period ended September 30, 2022.

CUSIP No. 01021F109

1	NAME OF REPORTING PERSONS SCW Capital QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,167,742
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,167,742

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,167,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%*
14	TYPE OF REPORTING PERSON PN

*

This calculation is based on 89,661,513 shares of Common Stock of the Issuer outstanding as of November 7, 2022, as disclosed in the Issuer’s Form 10-Q, filed with the SEC on November 9, 2022, for the quarterly period ended September 30, 2022.

CUSIP No. 01021F109

1	NAME OF REPORTING PERSONS SCW Single-Asset Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,000,547
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,000,547

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,547
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%*
14	TYPE OF REPORTING PERSON PN

*

This calculation is based on 89,661,513 shares of Common Stock of the Issuer outstanding as of November 7, 2022, as disclosed in the Issuer’s Form 10-Q, filed with the SEC on November 9, 2022, for the quarterly period ended September 30, 2022.

CUSIP No. 01021F109

1	NAME OF REPORTING PERSONS Trinity Investment Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,399,604*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,399,604*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,399,604*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%**
14	TYPE OF REPORTING PERSON OO

*

Includes (1) 6,231,315 shares of Common Stock of the Issuer held directly by SCW Capital, LP, (2) 3,167,742 shares of Common Stock of the Issuer held directly by SCW Capital QP, LP, and (3) 2,000,547 shares of Common Stock of the Issuer held directly by SCW Single-Asset Partnership, LP. Trinity Investment Group, LLC is the general partner of each of SCW Capital, LP, SCW Capital QP, LP, SCW Single-Asset Partnership, LP, and SCW Capital Management, LP.

**

This calculation is based on 89,661,513 shares of Common Stock of the Issuer outstanding as of November 7, 2022, as disclosed in the Issuer’s Form 10-Q, filed with the SEC on November 9, 2022, for the quarterly period ended September 30, 2022.

The following constitutes the Schedule 13D (the “Schedule 13D” or the “Statement”) filed by the undersigned.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Issuer’s Common Stock, par value $0.01 per share (“Common Stock”), of Akumin Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”). The principal executive office of the Issuer is located at 8300 W. Sunrise Boulevard, Plantation, Florida 33322.

Item 2.	Identity and Background.

(a)

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of each of the following reporting persons (each, a “Reporting Person” and collectively, the “Reporting Persons”): SCW Capital, LP, a Texas limited partnership (“SCW Capital”), SCW Capital QP, LP, a Texas limited partnership (“SCW QP”), SCW Single-Asset Partnership, LP, a Texas limited partnership (“SCW Single-Asset Partnership” and together with SCW Capital and SCW QP, the “SCW Funds”), SCW Capital Management, LP, a Texas limited partnership and the investment manager to the SCW Funds (“SCW Management”), and Trinity Investment Group, LLC, a Delaware limited liability company and the general partner of the SCW Funds and SCW Management (“Trinity”).

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any of the securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

(b)	The address of the principal business and the principal office of the Reporting Persons is 3131 Turtle Creek Blvd, Suite 302, Dallas, TX 75219.

(c)	Each of the Reporting Persons is principally engaged in the business of acquiring, holding, voting and disposing of various public and private securities investments.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The SCW Funds and SCW Management are organized under the laws of the State of Texas. Trinity is organized under the laws of the State of Delaware.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement (the “Listed Persons”) is included in Appendix A hereto or otherwise herein. The information contained in Appendix A hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of the Transaction.

The Reporting Persons filed an initial Schedule 13G on September 14, 2020, at such time as their aggregate share ownership crossed the applicable reporting threshold. The shares of Common Stock covered by this statement were originally acquired by the Reporting Persons prior to December 15, 2022, in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Issuer. On December 15, 2022, the Issuer, upon the recommendation of the Issuer’s Governance Committee, increased the size of the Issuer’s board of directors from eight to ten directors and appointed John R. Wagner along with one other person as directors of the Issuer, effective January 1, 2023. Mr. Wagner is a co-founder and managing partner of SCW Management. The foregoing description does not purport to be complete and is qualified in its entirety by the Issuer’s Press Release attached hereto as Exhibit 99.2 and incorporated by reference herein.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock and the Issuer, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

The Reporting Persons have in the past, and may in the future, engage in discussions with the Issuer’s management, board of directors, and/or other shareholders covering a broad range of subjects, including relative to performance, strategic direction, capital allocation, shareholder value, board composition and governance of the Issuer.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Persons may consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the shares of Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Appendix A hereto or otherwise herein. The information contained in Appendix A hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 5.	Interest in Securities of the Issuer.
(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)	Number of shares as to which each Reporting Person has

(i)	sole power to vote or direct the vote

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or direct the vote

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

The SCW Funds own directly the shares of Common Stock reported in this Schedule 13D and each of them has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares of Common Stock directly owned by them. Each of the SCW Funds disclaim beneficial ownership of any shares of Common Stock owned directly by any and all of the other SCW Funds.

As the investment manager of the SCW Funds, SCW Management may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock directly owned by SCW Funds. Similarly, as the general partner of each of the SCW Funds and SCW Management, Trinity may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock directly owned by SCW Funds.

Neither SCW Management nor Trinity owns any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock owned directly by the SCW Funds.

(c)	None of the Reporting Persons, nor, to the Reporting Persons’ knowledge, the Listed Persons effected any transaction in the shares of Common Stock during the past 60 days.

(d)

No other person, including any of the Listed Persons, is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e)	Not applicable.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Appendix A hereto or otherwise herein. The information contained in Appendix A hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference. Except as otherwise described herein and in the Joint Filing Agreement, attached hereto as Exhibit 99.1, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has any contract, arrangement, understanding or relationship with any person with respect to the shares of Common Stock of the Issuer or any other securities of the Issuer.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Appendix A hereto or otherwise herein. The information contained in Appendix A hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 7.	Material to Be Filed as Exhibits

99.1	Joint Filing Agreement dated December 22, 2022, by and among SCW Capital, LP, SCW Capital QP, LP, SCW Single-Asset Partnership, LP, SCW Capital Management, LP, and Trinity Investment Group, LLC (filed herewith).

99.2	Akumin Inc. Press Release, dated December 16, 2022 (incorporated by reference to Appendix A to the Current Report on Form 8-K filed with the SEC by the Issuer on December 16, 2022).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 22, 2022

SCW Capital Management, LP

By:	Trinity Investment Group, LLC,
its general partner

By:	/s/ John R. Wagner
Name:	John R. Wagner
Title:	Co-Managing Member

SCW Capital, LP

By:	Trinity Investment Group, LLC,
its general partner

By:	/s/ John R. Wagner
Name:	John R. Wagner
Title:	Co-Managing Member

SCW Capital QP, LP

By:	Trinity Investment Group, LLC,
its general partner

By:	/s/ John R. Wagner
Name:	John R. Wagner
Title:	Co-Managing Member

SCW Single-Asset Partnership, LP

By:	Trinity Investment Group, LLC,
its general partner

By:	/s/ John R. Wagner
Name:	John R. Wagner
Title:	Co-Managing Member

Trinity Investment Group, LLC

By:	/s/ John R. Wagner
Name:	John R. Wagner
Title:	Co-Managing Member

Appendix A

ADDITIONAL INFORMATION

Reporting Person: SCW Capital Management, LP

The name and present principal occupation or employment of each person controlling the general partner of SCW Capital Management, LP is set forth below. Except as otherwise described herein, the business address of each person named below is 3131 Turtle Creek Blvd, Suite 302, Dallas, Texas 75219. Each natural person named below is a citizen of the United States of America. During the last five years, no person named below has been convicted in a criminal proceeding, or was a party to a civil proceeding, required to be disclosed herein.

SCW Capital Management, LP
Name	Title	Principal Occupation	Citizenship
Robert N. Cathey	Manager	Manager of SCW Capital Management, LP	United States
John R. Wagner	Manager	Manager of SCW Capital Management, LP	United States
G. Stacy Smith	Manager	Manager of SCW Capital Management, LP	United States

SCW Capital Management, LP is the investment manager of each of the SCW Funds and as such, the foregoing information may be deemed to similarly relate to each of the foregoing persons with respect to such SCW Funds.

Reporting Person: Trinity Investment Group, LLC

The name and present principal occupation or employment of each director and executive officer of, and each person controlling, Trinity Investment Group, LLC is set forth below. Except as otherwise described herein, the business address of each person named below is 3131 Turtle Creek Blvd, Suite 302, Dallas, Texas 75219. Each natural person named below is a citizen of the United States of America. During the last five years, no person named below has been convicted in a criminal proceeding, or was a party to a civil proceeding, required to be disclosed herein.

Trinity Investment Group, LLC
Name	Title	Principal Occupation	Citizenship
Robert N. Cathey	Managing Member	Manager of SCW Capital Management, LP	United States
John R. Wagner	Managing Member	Manager of SCW Capital Management, LP	United States
G. Stacy Smith	Managing Member	Manager of SCW Capital Management, LP	United States

Trinity Investment Group, LLC is the general partner of each of the Reporting Persons and as such, the foregoing information may be deemed to similarly relate to such other Reporting Persons with respect to each of the SCW Funds.

Beneficial Ownership of Each Director, Executive Officer and Control Person of the Reporting Persons

The aggregate number and percentage of the class of securities of the Issuer beneficially owned by each director and executive officer of, and each person controlling, the Reporting Persons is set forth below.

Trinity Investment Group, LLC
Name	Aggregate Number		Percentage of Class	Sole Power to Vote		Shared Power to Vote	Sole Power to Dispose		Shared Power to Dispose
Robert N. Cathey	70,000	*	Less than 1.0%	70,000	*	0	70,000	*	0
John R. Wagner	213,700		Less than 1.0%	213,700		0	213,700		0
G. Stacy Smith	50,000		Less than 1.0%	50,000		0	50,000		0

*	Includes (1) 10,000 shares of Common Stock of the Issuer held by Robert Cathey individually and (2) 60,000 shares of Common Stock of the Issuer held in the Robert N. Cathey IRA Contributory.